April 30, 1996

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND VII


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended March 31, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended March 31, 1996 and 1995, total revenues increased 6.2% from $438,395 to $465,356 and total expenses increased 3.2% from $350,229 to $361,559. As a result, net income increased 17.7% from $88,166 for the three month period ended March 31, 1995, to $103,797 for the same period in 1996. Occupancy levels for the Partnership's six mini-storage facilities averaged 80.7% for the three month periods ended March 31, 1996, and 1995. Rental revenue increased as a result of higher unit rental rates. The Partnership is continuing its marketing effort to attract and keep new tenants in its various mini-storage facilities. Operating expenses increased approximately $5,300 (1.8%) primarily as a result of higher repair and maintenance expenses, partially offset by lower yellow pages advertising costs. General and administrative expenses increased approximately $6,000 (10.6%) primarily as a result of computer upgrade and consulting expenses.

The General Partners will continue their policy of funding the continuing improvement and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs. The General Partners anticipate distributions to the Limited Partners to remain at the current level for the foreseeable future.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund VII, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND VII
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                  ROBERT J. CONWAY, President